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02006501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mark Securities, Inc.

OFFICIAL USE ONLY
000555
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 Farmington Avenue, Suite 19
(No. and Street)

West Hartford	CT	06107-0604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Thomas W. Pringle — (860) 523-4254
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06032
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).***

SEC 1410 (3-91)

3-14-02

OATH OR AFFIRMATION

I, Thomas W. Pringle, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Mark Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Thomas W. Pringle, President
Title

Notary Public

ROXANNE I. BATCHELDER
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2002

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To The Board of Directors
Mark Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Mark Securities, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Securities, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 5, 2002



MARK SECURITIES, INC.

Financial Statements

December 31, 2001


KOSTIN,
RUFFKESS
& COMPANY, LLC
Business Advisors and Certified Public Accountants

MARK SECURITIES, INC.

December 31, 2001

CONTENTS

MARK SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	153,576
Accounts receivable - commissions		36,886
Other assets		12,674
Total assets	$	203,136

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable - trade	$	11,800
Accrued commissions		11,469
Accrued payroll taxes		5,613
Corporate tax payable		1,346
Deferred taxes		5,267
Total liabilities		35,495
Stockholder's equity:		
Common stock, authorized 5,000 shares; 3,000 Class A voting; 2,000 Class B nonvoting; issued and outstanding, 263 shares Class A voting, $100 par value		26,300
Retained earnings		141,341
Total stockholder's equity		167,641
	$	203,136

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Operations

For The Year Ended December 31, 2001

Revenues:		
Dealer commissions and fees	$	489,871
Interest income and other		26,722
Total revenues		516,593
Expenses:		
Commissions and salary		382,014
Payroll and other tax expense		16,815
Insurance expense		23,921
Telephone		6,516
Legal and accounting		13,385
Rent		17,100
Postage		3,431
Advertising and promotion		615
Office expense		29,071
Fees, licenses, registration		11,604
Meetings and conventions		695
Auto expense		10,482
Officers' life insurance		506
Donations		850
Dues and subscriptions		2,426
Travel		2,255
Provision for income taxes		1,248
Total expenses		522,934
Net loss	$	(6,341)

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total
Balance, beginning	$ 26,300	$ 147,682	$ 173,982
Net loss	-	(6,341)	(6,341)
Balance, ending	$ 26,300	$ 141,341	$ 167,641

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Cash Flows

For The Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(6,341)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(992)
Other assets		(4,343)
Increase (decrease) in:		
Accounts payable and accrued expenses		(4,252)
Net cash used in operating activities		(15,928)
Cash flows provided by investing activities:		
Proceeds from sale of marketable securities		24,672
Net increase in cash and cash equivalents		(8,744)
Cash and cash equivalents, beginning of year		144,832
Cash and cash equivalents, end of year	$	153,576

The accompanying notes are an integral part of the financial statements

Note 1 - Summary of Significant Accounting Policies:

Organization

Mark Securities, Inc. (the "Company") was incorporated in Connecticut on December 6, 1966. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, a company must become a member of the National Association of Securities Dealers, Inc. ("NASD") in order to carry on business as a registered broker. The NASD approved the Company's membership and the Company began operations as a registered broker. The Company is licensed to sell securities in the following states: Connecticut, Florida, Massachusetts, New York, Pennsylvania, Rhode Island and New Jersey.

Income Recognition

Commission income and expense are recognized on the trade date of the underlying transactions.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off Balance Sheet Risk

During the year ended December 31, 2001, the Company had amounts in excess of $100,000 on deposit in a single bank. Amounts over $100,000 are not insured by the Federal Deposit Insurance Corporation. These balances fluctuate greatly during the year and can exceed this $100,000 limit. Management regularly monitors the financial institution, together with its cash balances, and tries to keep this potential risk to a minimum.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and a net capital requirement of approximately $151,853 and $50,000 , respectively. The Company's net capital ratio was 0.23 to 1 at December 31, 2001. This ratio is in compliance with Rule 15c3-1 at December 31, 2001.

The Company is exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Deferred Tax Liability:

Deferred taxes result from timing differences in reporting income and expenses for financial statement purposes and for tax reporting purposes. The deferred tax liability results from the difference in reporting accrued commissions receivable and accrued commissions payable.

Note 4 - Income Taxes:

The Company had a net operating loss for the current year. As such there was no provision for Federal income taxes. The tax expense includes minimum taxes in various states.

Note 5 - Leases:

The Company leased an automobile under an operating lease which expired in August 2001. The total of these payments was $2,498. The Company presently leases an automobile under an operating lease, which expires in 2004. The monthly payment is $463. The total payments for the operating lease was $4,474 for the year ended December 31, 2001. The minimum future rental payments under the noncancelable operating lease are:

2002	$5,550
2003	5,550
2004	3,238

The Company leases office space on a month to month basis. The monthly rental payments are $1,425. Rental expense for the year ended December 31, 2001 was $17,100.

Note 6 - Change in Ownership:

The sole stockholder sold his stock to another corporation. The actual change in ownership will be in 2002.

MARK SECURITIES, INC.

Computation of Net Capital

For The Year Ended December 31, 2001

Total ownership equity from statement of financial condition	$	167,641
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		12,774
Haircut on investments		3,014
Net capital	$	151,853

MARK SECURITIES, INC.

Notes to Computation of Net Capital

For The Year Ended December 31, 2001

1. Nonallowable assets:

Nonallowable assets from the statement of financial condition:		
Prepaid expenses	$	12,410
Other assets		364
Total nonallowable assets	$	12,774

2. Haircut on investment:

2% Haircut on money market investment	$	3,014

3. Net capital reconciliation:

Net capital as reported in Part II A of Form X-17A-5 as of December 31, 2001	$	153,356
Increase in haircut on investments		(501)
Audit adjustment		(1,002)
Net capital at December 31, 2001	$	151,853

MARK SECURITIES, INC.

Computation of Basic Net Capital Requirement and

Aggregate Indebtedness

For The Year Ended December 31, 2001

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,366
Minimum net capital requirement of reporting broker or dealer	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	101,853
Excess net capital at 1000%	$	148,303
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	35,495
Percentage of aggregate indebtedness to net capital		0.23


KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To The Board of Directors
Mark Securities, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Mark Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mark Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities' examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


KOSTIN,
RUFFKESS
& COMPANY, LLC

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, our study and evaluation disclosed the following condition that we believe should be noted:

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size.

The President of the Company is aware of the weakness in internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the President will review all transactions and books of original entry.

With the exception of the foregoing, our study and evaluation disclosed no other conditions that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 5, 2002